Exhibit 6.6

CORPORATE ADVISORY, BRAND MARKETING & CONSULTING

ENGAGEMENT AGREEMENT

FEBRUARY 25, 2024

Travis Dahm

Endless Corporation

3810 Elwood Ave.

Tulsa Oklahoma

United States

Endless Corporation:

Numbers Matter Capital Inc. (“NMC”) is pleased to provide Corporate Advisory, Brand Marketing and Consulting Services, to Endless Corporation, an Oklahoma corporation (the “Company”) on the terms and conditions in this engagement agreement (the “Agreement”).

1.	Engagement; Nature of Services.

NMC will act as the Company’s corporate advisor and consultant with respect to the matters listed below and may perform such services as it deems reasonably necessary.

a)	Consultancy and Corporate Advisory Services. NMC shall provide the Company with general corporate advisory services in connection with consulting, Regulation A Tier 2 capital raises & marketing matters such as:

i)	Assisting the Company with the formation, structuring and completion of an SEC Qualified “Regulation A Tier 2” capital raise offering of up to $75 Million over a 12-month period to Accredited & Non-Accredited Investors and the listing process to a National Exchange in the United States (OTCPK, OTCQB, OTCQX, NYSE AMERICAN, NASDAQ or NYSE), if applicable;

ii)	Introduction to Investment Banking firms, Private Equity Firms, Family Offices and Investors focused on servicing emerging growth companies, if applicable;

iii)	Rendering advice related to capital structures, capital market opportunities, asset allocation and exit strategies;

iv)	Evaluate any potential capital raise transaction proposals on behalf of the Company and provide guidance with respect to cap structure and valuation;

v)	Assisting in the preparation of a corporate presentation;

vi)	Assisting in the preparation of a comprehensive due diligence package that can be used for potential M&A, Joint-Venture or Capital Raise transactions;

vii)	Working with the Company to develop financial growth optimization strategies;

viii)	Coordinate the engagement of corporate communications, branding and marketing services, Influencer(s), Celebrity Endorsement(s), Brand Ambassador(s) and investor relations professionals; if applicable

ix)	Introduction to pertinent equity research professionals; if applicable

x)	Assist in getting the Company to attend various investor conferences;

xi)	Assist in drafting of press releases; and

xii)	Make ourselves available for corporate and/or board meetings.

NMC shall render such other Consulting services including Investor Relations Services, Brand Marketing Services and Corporate Advisory Services as may from time to time be agreed upon by NMC and the Company. The fees payable for any such other services shall be customary fees for Consulting Services, Investor Relations Services, Branding and Marketing Services and Corporate Advisory Service fees to be mutually agreed upon based upon the nature and type of services to be rendered.

NMC shall not be required to undertake duties not reasonably within the scope of the Consulting and Corporate Advisory Services contemplated by this Agreement or to spend any minimum amount of time in providing such services. NMC does not provide tax, accounting or legal advice.

2.	Term; Termination of Engagement:

The term of this engagement shall be for (36) thirty-six months from the date of this Agreement or until the Company is qualified for (3) three Regulation A Tier 2 capital raises the “Term”. Nevertheless, NMC engagement may be terminated by either the Company or NMC at any time upon 30 days’ written notice to that effect to the other party. If the company terminates this Agreement without Cause (as defined herein), NMC shall be paid its full Consulting services & Corporate Advisory services Fee under Section 4. “Cause” means a material breach of this Agreement by NMC; which breach shall not have been cured within a reasonable period following written notice of the breach to NMC by the Company.

The provisions of this Section 2 and of Sections 5, 6 and 7 of this Agreement shall survive termination.

3.	Information:

The Company will furnish to NMC such information as NMC reasonably requests in connection with performing its services. In performing its services, NMC will use and rely upon the information provided by the Company as well as publicly available information regarding the Company. Accordingly, NMC shall be entitled to assume and rely upon the accuracy and completeness of all such information and is not required to independently verify any information, whether publicly available or otherwise furnished to it, including any financial information, forecasts or projections. For any financial forecasts and projections made available to NMC, NMC may assume that the forecasts and projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company. If, in NMC’s opinion after completing its due diligence process, the condition or prospects of the Company, financial or otherwise, are not substantially as represented or do not fulfill NMC’s expectations, NMC shall have the sole discretion to determine whether to continue to participate in a Corporate Advisory assignment.

4.	Fees:

For the services to be rendered by NMC, the Company shall pay NMC a Corporate Advisory Consulting Fee, as set forth below.

a)	NMC Corporate Advisory & Consulting Fee: Upon execution of this Agreement, the Company shall pay to NMC a fee (“Corporate Advisory & Consulting Fee”) of $200,000.00 (two hundred thousand dollars) base fee in (1) payment as defined below;

b.)	$200,000.00: Consultant Retainer – retainers for Consulting services, airfare, travel, hotels, car rentals and other undefined expenses. All Fee(s) to be sent by Bank Wire to NMC’s attorney IOTA Trust Account of record.

c.)	Any additional associated costs associated with the preparation of the Reg A Tier 2 offering of the company including any additional attorney overage(s) charge(s) for “out of scope” work not yet defined, Broker Dealer sponsorship fee(s), Transfer Agent sponsorship fee(s), Edgar Agency sponsorship fees, Finra fees, BlueSky Filings and all additional associated costs in the Company’s’ REG A Tier 2 preparation are not to exceed USD $100,000.00 (One hundred thousand dollars) billed to the company.

d.)	Additional Regulation A Tier 2 cost(s), including Credit Card Processing fee(s), Alternative Trading Platform fee(s) Broker Dealer commission & other undefined fees and any additional attorney fees beyond the scope of the REG A Tier 2 preparation are the sole responsibility of the company and are not included in this Corporate Advisory & Consulting engagement agreement

e.)	In addition, NMC will earn compensation of a Non-Restricted Stock Award of (6) six million “Regulation A Tier 2” Preferred Class shares and an additional (20) Twenty million “two-year restricted” Common Class shares of Endless Corporation (“Stock Award”) for services performed in connection with Consultancy, Corporate Advisory, Corporate Communications, Branding and Marketing Advisory Services for the Company’s initial Regulation A Tier 2 offering. The company is responsible for all the hard costs and expenses of branding and marketing services and other related services by third party vendors to be billed to the company. The Stock Award will be issued after the Securities and Exchange Commission (SEC) review of the Company’s Form 1-A and the Offering Statement are declared qualified by the SEC with a notice of qualification being issued. The Stock Award will be vested to NMC for the common shares shall be (10) ten million shares upon the first SEC qualification, and (5) five million shares upon the second SEC qualification, (5) five million shares upon the third SEC qualification. Any unvested Stock Award shares shall be returned to the Company. NMC may at its election sell some or all its vested shares in the Company’s initial Regulation A Offering, any future offerings, to other individuals or parties, or may sell shares back to the Company with a stock buy-back agreement.

5.	Expenses:

NMC’s associated cost(s) & fees for retained Securities Attorney(s) Deemed “Endless Corporation retained counsel are attorneys who will draft the Regulation A Tier2 Circular for submittal of “Qualified Status” for approval by the (SEC) Securities and Exchange Commission. GAAP qualified Accountant(s) & Financial Auditors also deemed “Endless Corporation accountants” will prepare the audited financials necessary for a Qualified approval status. Both attorney(s) and accountant(s) fees are included as part of the fee payment(s) excluding any overage charges and or fees described herein in section 4 of this agreement.

a)	Additional Expenses:

NMC will submit for pre-approval with the Company any expenses related to this engagement (including travel expenses, printing, branding and marketing services and other miscellaneous, etc.) incurred in connection with this Corporate Advisory assignment or otherwise arising out of this agreement. Once approved, the Company shall reimburse NMC for all expenses due to it within 10 business days of the written receipt.

6.	Scope of Responsibility:

NMC shall not be liable to the Company, or to any other person claiming through the Company, for any claim, loss, damage, liability, or expense suffered by the Company or any such other person arising out of or related to NMC’s engagement except for any claim, loss, damage, liability or expense that arises out of, or is based upon, any action or failure to act by NMC that constitutes bad faith, willful misconduct or gross negligence.

7.	Indemnification; Contribution:

a)	The Company agrees to indemnify and hold harmless NMC and its officers, directors, shareholders, employees, affiliates, agents and each person who controls NMC (and any of its affiliates) within the meaning of Section 15 of the Securities Act of 1933, as amended or Section 20 of the Securities Exchange Act of 1934, as amended (each an “Indemnified Person”), to the fullest extent lawful, against all claims, losses, damages, liabilities, and expenses (Including all fees and disbursements of counsel and other expenses reasonably Incurred in connection with the investigation of, preparation for and defense of any pending or threatened claim, action, proceeding, inquiry, investigation or litigation, to which an Indemnified Person may become subject) (collectively, “Damages”) incurred that arise out of or are related to any actual or proposed Corporate Advisory assignment or NMC ‘s engagement under this Agreement. However, this indemnification shall not include any Damages that are found in a final judgment by a court of competent jurisdiction to have resulted from the bad faith, willful misconduct or gross negligence of NMC.

b)	If the indemnity above is unavailable or insufficient to hold harmless an Indemnified Person, then the Company shall contribute to amounts paid or payable by an Indemnified Person for Damages in such proportion as appropriately reflects the relative benefits received by the Company on the one hand and NMC on the other. If applicable law does not permit allocation solely based on benefits, then such contribution shall be made in such proportion as appropriately reflects both the relative benefits and relative faults of the parties and other relevant equitable considerations. However, in no event shall NMC ‘s aggregate contributions for Damages exceed the amount of fees received by NMC under this Agreement.

c)	Promptly after receipt by NMC of notice of any claim or the commencement of any action for which an Indemnified Person may be Entitled to indemnity, NMC shall promptly notify the Company of such claim or the commencement of such against the Indemnified Person that would give rise to indemnification. However, any delay or failure to notify the Company will not relieve the Company of its indemnity obligation except to the extent it is materially prejudiced by such delay or failure. The Company may participate in the defense of the claim and shall assume the defense of the claim and shall pay as incurred the fees and disbursements of counsel for the proceeding. In any proceeding where the Company declines to assume the defense or the Company’s counsel is deemed to have a conflict of interest, the Indemnified Person shall have the right to retain its own counsel which shall be reasonably satisfactory to NMC. The Company shall pay the fees and expenses of such counsel as Incurred. However, the Company shall not be responsible for the fees and expenses of more than one counsel (other than counsel of record) for all Indemnified Persons.

d)	The Company will not enter into any waiver, release or settlement for any threatened or pending claim, action, proceeding or investigation or settle any related litigation for which indemnification may be sought under this Agreement (whether or not Indemnified Persons are a formal party to the litigation), unless the waiver, release or settlement includes an unconditional release of each Indemnified Person from any and all liability arising out of the threatened or pending claim, action, proceeding, investigation or litigation.

8.	Representations and Warranties; Covenants:

The Company represents warrants and covenants as follows:

a)	All information provided by the Company will be accurate and complete in all material respects and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein not misleading considering the circumstances under which such statements are made.

b)	During the term of this Agreement, the Company will (a) promptly notify NMC of any material development in the operations, financial condition or prospects of the Company or its assets, whether or not in the ordinary course of business, (b) provide copies of its annual reports and other financial reports at the earliest time the Company makes them available to others, and (c) provide such other information concerning the business and financial condition of the Company and its assets as NMC may from time to time reasonably request.

c)	The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated in this Agreement have been duly authorized by all necessary corporate action and will not conflict with or constitute a breach of, or default under, or result in the creation or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to, any contract, indenture, mortgage, loan agreement, note lease or other instrument to which the Company is bound, or to which any property or assets of the Company are subject.

9.	Reliance on Others:

The Company confirms that it will rely on its own counsel and accountants for legal, tax and accounting advice. If applicable

10.	No Rights in Shareholders, etc:

NMC has been engaged only by the Company, and this engagement is not deemed to be on behalf of and is not intended to confer rights upon any shareholder, partner or other owner of the Company or any other person not a party to this Agreement as against NMC. Unless otherwise expressly agreed, no one other than the Company is authorized to rely upon this engagement of NMC or to rely upon any statements, advice, opinions or conduct by NMC.

11.	Independent Contractor; No Fiduciary Duty; Non-Exclusive Services.

NMC’s role is that of an independent contractor and nothing in this Agreement is intended to create or shall be construed as creating a fiduciary relationship between the Company and NMC. NMC and its affiliates provide financial consulting services, investment banking referral services, and consulting advice to others. Nothing in this Agreement shall limit or restrict NMC in providing services to others, except as such services may relate to matters concerning the Company’s business and properties.

12.	Use of Name:

The Company shall not utilize the name Numbers Matter Capital Inc. (NMC) or any derivative thereof, in any publication, announcement or otherwise, without the prior written consent of NMC.

13.	Public Disclosure:

After receiving cost estimates, the Company agrees to distribute at its expense any pre-approved press release via Businesswire National Circuit or a similar news service concerning the Company and its business, as NMC may reasonably request, so long as the press release is compliant with US, Canadian and International securities laws.

14.	Advertising:

NMC may, at its option and expense:(a) place advertisements in financial and other newspapers and journals (including electronic versions) describing its services to the Company and (b) use the Company’s corporate logo in such advertising or related branding and marketing services materials (including electronic versions) concerning NMC’s services to the Company. If requested by NMC, the Company shall include a mutually acceptable reference to NMC in any press release or other public announcement made by the Company regarding a Corporate Advisory assignment.

15.	Governing Law; Jurisdiction:

This Agreement shall be governed by and construed in all respects under the laws of the State of Texas, without reference to its conflict of law’s provisions. Any right to trial by jury for any claim, action, proceeding or litigation arising out of this Agreement or any of the matters contemplated in this Agreement is waived by the Company and the Placement Agent. The parties hereby irrevocably and unconditionally: submit to the jurisdiction of the federal and state courts located in the state of Texas, for any dispute related to this Agreement or any of the matters contemplated hereby; consent to service of process by registered or certified mail return receipt requested or by any other manner provided by applicable law; and waive any right to claim that any action, proceeding or litigation so commenced has been commenced in an inconvenient forum.

16.	Miscellaneous:

Nothing in this Agreement is intended to obligate NMC to provide any services other than as set forth above. This Agreement may be executed in counterparts, in PDF and/or email, each of which shall be deemed an original, but which together shall be considered a single instrument. This Agreement constitutes the entire agreement between the parties and supersedes all prior agreements and understandings (both written and oral) of the parties with respect to the subject matter of this Agreement. This Agreement cannot be amended or otherwise modified except in writing signed by the parties. The provisions of this Agreement shall inure to the benefit of and be binding upon the successors and assigns of the Company and NMC.

17.	Entire Agreement:

This Agreement contains the entire agreement between the parties hereto with respect to the transactions contemplated herein. All other negotiations and agreements (written or oral) between the parties are superseded by this Agreement and there are no representations, warranties, or understandings or agreements other than those expressly set forth herein. The language of all parts of this Agreement will in all cases be construed as a whole in accordance with its fair meaning and not strictly for or against either party hereto.

Sincerely,

COMPANY NAME.		NUMBERS MATTER LLC

By:	/s/ Travis Dahm	By:	/s/ John Howes
	Travis Dahm		John R. Howes ESQ
	CEO		CONSULTANT & CORPORATE ADVISORY
Date:	March -27th- 2024	Date:	March -27th- 2024